TEVA ANNOUNCES RESULTS FROM EXPLORATORY 52-WEEK PHASE 2 PRIDE-HD STUDY OF PRIDOPIDINE IN
HUNTINGTON DISEASE

Pridopidine Demonstrates Slowing of Progression of Huntington Disease in PRIDE-HD Study as Measured
by Total Functional Capacity

Jerusalem, September 19, 2016 – Teva Pharmaceutical Industries Ltd., (NYSE: TEVA) today announces top-line results from the exploratory Phase 2 PRIDE-HD study. This was a 52-week, dose-ranging trial of pridopidine twice daily versus placebo, in the treatment of Huntington disease (HD). The study was directed at measuring improvement in motor function and the effect on HD progression.

An unusually high placebo effect, extending beyond that expected from previous studies, limited the ability to determine treatment effects on assessments of HD motor scores. Evidence of symptomatic impact, however, was seen in the early stage HD patient sub-population, with improvement in Total Motor Score (TMS) and dystonia observed at 26 and 52 weeks in this patient sub-set (stage 1 HD) at specific doses.

The discovery of pridopidine’s previously unknown mode of action as a potent agonist of the Sigma 1 Receptor (S1R) resulted in a change in PRIDE-HD study design, from a 26-week study focused on symptoms, to a 52-week study focused on exploring pridopidine’s potential impact on disease progression, as measured by Total Functional Capacity (TFC). TFC is the most widely accepted and validated tool for assessing disease stage in HD. It has been used as the endpoint in more than 10 previous clinical trials of drugs seeking to demonstrate an impact on HD progression, none of which were successful.

This study showed a statistically significant impact on the endpoint of disease progression at 52 weeks following treatment with pridopidine at certain doses versus placebo, as measured by TFC. The effect of pridopidine was further evident in a sub-population of patients with early stage HD, an effect first observed at 26 weeks.

Improvements were seen for early stage HD patients in elements that make up TFC, such as ability to undertake domestic chores, activities of daily living and impact on ability to manage finances. Patients’ mobility and ability to move around (ambulation) may have contributed to improved TFC scores, with multiple ambulation-related endpoints (such as gait, walking, ability to get up from sitting and walk, and stair climbing) demonstrating trends favoring pridopidine.

Safety and tolerability were consistent with the safety profile seen in previous studies and compatible with continued development. No new safety findings were reported.

These results were presented at the 9th European Huntington Disease Network Plenary Meeting in The Hague on September 18, 2016. Full results from PRIDE-HD will be submitted for publication in a scientific journal.

“I am encouraged by these results, which provide us with clear insights into the approach to be taken in Phase 3 development”, said Michael Hayden, President of Teva Global R&D and Chief Scientific Officer. “My obvious hope is that this will provide the HD community with a medicine capable of slowing down the progression of this devastating disease.”

“These study results are very important for the HD community and for the continued development of pridopidine. Firstly, pridopidine’s safety profile has been confirmed and extended. Secondly, we now have a clearer idea of the dosages to study in Phase 3. Lastly, we have some of the most encouraging evidence to date about an intervention which may slow the inexorable functional decline of HD,” said Karl Kieburtz, M.D., M.P.H., Director of the Clinical & Translational Science Institute at the University of Rochester Medical Center.

“Slowing down the progression of this disease has proven to be impossible until now. These findings give us a reason to believe we may be finally making progress in slowing deterioration of disease,” said Spyros Papapetropoulos, Teva’s Vice President of Clinical Development, Neurodegenerative Diseases.

The results seen in this exploratory study will need to be confirmed in a Phase 3 program that will be developed in collaboration with relevant regulatory agencies.

Pridopidine is an investigational, oral small molecule being developed for the treatment of HD that exerts its effect as an agonist of S1R. S1R plays a key role in neuroprotection through increased production of brain-derived neurotrophic factor (BDNF). Levels of BDNF are decreased in HD and other neurodegenerative disorders including Parkinson’s disease, Alzheimer’s disease and ALS.

About the PRIDE-HD Study

PRIDE-HD is a Phase 2, hypothesis-generating, dose-ranging, randomized, parallel-group, double-blind, placebo-controlled study. The study was directed towards measuring effects on HD progression and improvements in motor function using pridopidine 45 mg, 67.5 mg, 90 mg, and 112.5 mg twice daily versus placebo for the treatment in patients with HD. PRIDE-HD enrolled 400 patients at 52 sites globally. Disease progression outcomes were measured using the TFC scale. Patients were also assessed using the Unified Huntington Disease Rating Scale Total Motor Score (TMS). PRIDE-HD was conducted in collaboration with the European Huntington’s Disease Network and the Huntington Study Group.

About Huntington Disease

HD is a fatal neurodegenerative disease for which there is no known cure or prevention. People who suffer from HD will likely have a variety of steadily-worsening symptoms, including uncoordinated and uncontrolled movements, cognition and memory deterioration and a range of behavioral and psychological problems. HD symptoms typically start in middle age, but the disease may also manifest itself in childhood and in old age. Disease progression is characterized by a gradual decline in motor control, cognition and mental stability, and generally results in death within 15 to 25 years of clinical diagnosis. Current treatment is limited to managing the symptoms of HD, as there are no treatments that have been shown to alter the progression of HD. Studies estimate that HD affects about 13 to 15 people per 100,000 in Caucasians, and for every affected person there are approximately three to five people who may carry the mutation but are not yet ill.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to integrate Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of the acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we are dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt incurred to finance the Actavis Generics acquisition; the fact that for a period of time following the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

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